Exhibit 12.1

CKE RESTAURANTS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
FOR THE FISCAL YEARS ENDED JANUARY 31
(Dollars in thousands)

	2010	2009	2008	2007	2006
Earnings before fixed charges:
Income before income taxes and discontinued operations	$63,176	$58,489	$59,731	$88,213	$59,747
Fixed charges	49,647	58,683	62,232	49,447	52,650
	$112,823	$117,172	$121,963	$137,660	$112,397

Fixed charges:
Interest expense	$19,254	$28,609	$33,033	$19,768	$22,988
Interest component of rent expense	30,393	30,074	29,199	29,679	29,662
	$49,647	$58,683	$62,232	$49,447	$52,650

Ratio of earnings to fixed charges	2.3	2.0	2.0	2.8	2.1

Deficiency (if any)	$—	$—	$—	$—	$—
Rent expense	91,178	90,221	87,597	89,038	88,985
Interest component (1/3 of rent expense)	30,393	30,074	29,199	29,679	29,662